SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA


08004838

September 4, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on September 4, 2008.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom M.O.

Robert M. Chilstrom

cc: Maarten Thompson



PRESS RELEASE



Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Commitment to Sustainable Entrepreneurship Recognized in Dow Jones Sustainability World Index 2008

Amsterdam (September 4, 2008) - Wolters Kluwer, a market leading global information services and publishing company focused on professionals, today announced that the company has been included for the second year in a row in the Dow Jones Sustainability World Indexes (DJSI World). This ranking is a recognition of Wolters Kluwer's continuous commitment to sustainable entrepreneurship centered around providing crucial and trusted information and services to professionals worldwide.

Following the publication today, Nancy McKinstry, CEO and Chairman of the Executive Board commented, "We are very pleased that Wolters Kluwer's ongoing sustainability efforts have been recognized by the leading global index with the inclusion of Wolters Kluwer in the DJSI World for the second consecutive year."

The DJSI World 2008 Corporate Sustainability Assessment Results shows that Wolters Kluwer has received a total score of 68%, far above the industry group's average score of 40%.

"We are on the right track with embedding sustainable entrepreneurship throughout our businesses. We are committed to continuing this journey of opportunities together with our customers, employees, investors and shareholders to deliver sustainable solutions for the future. We strongly believe that sustainability is at the heart of ensuring long-term growth for our business as well as the global community", added Nancy McKinstry.

Earlier this year, with the publication of its 2007 Sustainable Entrepreneurship Report, Wolters Kluwer highlighted its commitment to the development of company-wide editorial and environmental policies, next to continuing to roll-out sustainability-related products that shape professional's opinions and support them in being part of realizing a more sustainable world. For more information, see www.wolterskluwer.com/2007SER.

The Dow Jones Sustainability World Index (DJSI World) includes top companies that are leading the way in terms of sustainability around the world. It captures the top 10% based on long-term economic, environmental and social criteria out of the biggest 2500 companies worldwide.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Wolters Kluwer

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


END